Filed by Mylan N.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rules 14a-12(b) and 14d-2(b) of the Securities Exchange Act of 1934

Subject Company:

Perrigo Company plc

Commission File No. 001-36353

RESPONSIBILITY STATEMENT

The directors of Mylan N.V. (“Mylan”) accept responsibility for the information contained in this communication, save that the only responsibility accepted by the directors of Mylan in respect of the information in this communication relating to Perrigo Company plc (“Perrigo”), Perrigo’s subsidiaries and subsidiary undertakings, the Perrigo Board and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Mylan to verify this information). To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case) the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”), if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1% or more of any class of ‘relevant securities’ of Perrigo or Mylan, all ‘dealings’ in any ‘relevant securities’ of Perrigo or Mylan (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (New York time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the ‘offer period’ ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Perrigo or Mylan, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Perrigo by Mylan or ‘relevant securities’ of Mylan by Perrigo, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (New York time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

Interests in securities arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

ADDITIONAL INFORMATION

In connection with the offer, Mylan has filed certain materials with the Securities and Exchange Commission (the “SEC”), including, among other materials, a Registration Statement on

Form S-4 (that includes an offer to exchange/prospectus) on May 5, 2015 (which Registration Statement has not yet been declared effective) and a preliminary proxy statement on Schedule 14A on May 5, 2015. In connection with the offer, Mylan intends to file with the SEC a Tender Offer Statement on Schedule TO and certain other materials. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Mylan may file with the SEC in connection with the offer. INVESTORS AND SECURITYHOLDERS OF MYLAN AND PERRIGO ARE URGED TO READ THE OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, PERRIGO AND THE OFFER. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to Mylan at 724-514-1813 or investor.relations@Mylan.com. Any materials filed by Mylan with the SEC that are required to be mailed to shareholders of Perrigo and/or Mylan will also be mailed to such shareholders. This communication has been prepared in accordance with U.S. securities law, Irish law and the Irish Takeover Rules.

A copy of this communication and any other communication issued by or on behalf of Mylan in relation to the offer, will be available free of charge at the following website:

Perrigotransaction.Mylan.com. Such website is neither endorsed, nor sponsored, nor affiliated with Perrigo or any of its affiliates. PERRIGO® is a registered trademark of L. Perrigo Company.

PARTICIPANTS IN SOLICITATION

This communication is not a solicitation of a proxy from any investor or shareholder. However, Mylan and certain of its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the offer under the rules of the SEC. Information regarding Mylan’s directors and executive officers may be found in the Mylan proxy statement/prospectus on Form S-4 filed with the SEC on December 23, 2014 and Mylan Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on March 2, 2015 and amended on April 30, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants, which may, in some cases, be different than those of Mylan’s shareholders generally, will also be included in the materials that Mylan intends to file with the SEC when they become available.

NON-SOLICITATION

This communication is not intended to, and does not, constitute or form part of (1) any offer or invitation to purchase or otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of any securities, (2) the solicitation of an offer or invitation to purchase or otherwise acquire, subscribe for, sell or otherwise dispose of any securities or (3) the solicitation of any vote or approval in any jurisdiction pursuant to this communication or otherwise, nor will there be any acquisition or disposition of the securities referred to in this communication in any jurisdiction in contravention of applicable law or regulation. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FURTHER INFORMATION

The distribution of this communication in certain jurisdictions may be restricted or affected by the laws of such jurisdictions. Accordingly, copies of this communication are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into, or from any such jurisdiction. Therefore, persons who receive this communication (including, without limitation, nominees, trustees and custodians) and are subject to the laws of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, Mylan disclaims any responsibility or liability for the violations of any such restrictions by any person.

TRADEMARK DISCLAIMER

All trademarks, trade names, product names, graphics and logos of Mylan or any of its affiliates contained herein are trademarks, registered trademarks or trade dress of Mylan or such affiliate in the United States and/or other countries. All other trademarks, trade names, product names and logos contained herein are the property of their respective owners. The use or display of other parties’ trademarks, trade names, product names or logos is not intended to imply, and should not be construed to imply, a relationship with, or endorsement or sponsorship of Mylan by such other party.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements.” These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, statements about the proposed acquisition of Perrigo by Mylan (the “Perrigo Proposal”), Mylan’s acquisition (the “EPD Transaction”) of Mylan Inc. and Abbott Laboratories’ (“Abbott”) non-U.S. developed markets specialty and branded generics business (the “EPD Business”), the benefits and synergies of the Perrigo Proposal or EPD Transaction, future opportunities for Mylan, Perrigo, or the combined company and products, and any other statements regarding Mylan’s, Perrigo’s, or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. These may often be identified by the use of words such as “will,” “may,” “could,” “should,” “would,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue,” “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: uncertainties related to the Perrigo Proposal, including as to the timing of the offer and compulsory acquisition, whether Perrigo will cooperate with Mylan and whether Mylan will be able to consummate the offer and compulsory acquisition, whether Mylan shareholders will provide the requisite approvals for the Perrigo Proposal, the possibility that competing offers will be made, the possibility that the conditions to the consummation of the offer will not be satisfied, and the possibility that Mylan will be unable to obtain regulatory approvals for the offer and compulsory acquisition or be required, as a condition to obtaining regulatory approvals, to accept conditions that could reduce the anticipated benefits of the offer and compulsory acquisition; the ability to meet expectations regarding the accounting and tax treatments of a transaction relating to the Perrigo Proposal and the EPD Transaction; changes in relevant tax and other laws, including but not limited to changes in healthcare and pharmaceutical laws and regulations in the U.S. and abroad; the integration of Perrigo and the EPD Business being more difficult, time-consuming, or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, or suppliers) being greater than expected following the Perrigo Proposal and the EPD Transaction; the retention of certain key employees of Perrigo and the EPD Business being difficult; the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the Perrigo Proposal and the EPD Transaction within the expected time-frames or at all and to successfully integrate Perrigo and the EPD Business; expected or targeted future financial and operating performance and results; challenges to our business and strategic plans posed by the recent unsolicited business proposal made by Teva Pharmaceutical Industries Ltd. (“Teva”) to acquire all of our outstanding shares; the capacity to bring new products to market, including but not limited to where Mylan uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and our ability to execute on new product opportunities; the scope, timing, and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impact of competition; changes in the economic and financial conditions of the businesses of Mylan, Perrigo, or the combined company; the inherent challenges, risks, and costs in identifying, acquiring, and integrating complementary or strategic acquisitions of other companies, products or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 and our other filings with the SEC. These risks, as well as other risks associated with Mylan, Perrigo, and the combined company are also more fully discussed in the Registration Statement on Form S-4 and the proxy statement that Mylan filed with the SEC on May 5, 2015 in connection with the Perrigo Proposal. You can access Mylan’s filings with the SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Mylan undertakes no obligation to update any statements herein for revisions or changes after the filing date of this communication. Long-term targets, including, but not limited to, 2018 targets, do not represent Mylan guidance.

NON-GAAP FINANCIAL MEASURES

This communication includes the presentation and discussion of certain financial information that differs from what is reported under U.S. GAAP. These non-GAAP financial measures, including, but not limited to, adjusted diluted EPS, adjusted cash provided by operating activities, adjusted gross margin, adjusted R&D as a percentage of total revenue, adjusted SG&A as a percentage of total revenue, adjusted net earnings, adjusted effective tax rate, constant currency total revenues, constant currency third-party net sales and adjusted EBITDA are presented in order to supplement investors’ and other readers’ understanding and assessment of Mylan’s financial performance. Management uses these measures internally for forecasting, budgeting and measuring its operating performance. In addition, primarily due to acquisitions, Mylan believes that an evaluation of its ongoing operations (and comparisons of its current operations with historical and future operations) would be difficult if the disclosure of its financial results were limited to financial measures prepared only in accordance with U.S. GAAP. In addition, Mylan believes that presenting adjusted EBITDA is appropriate to provide additional information to investors to demonstrate Mylan’s ability to comply with financial debt covenants (which are calculated using a measure similar to adjusted EBITDA) and assess Mylan’s ability to incur additional indebtedness. We also report sales performance using the non-GAAP financial measure of “constant currency” total revenue and third party net sales. This measure provides information on the change in net sales assuming that foreign currency exchange rates had not changed between the prior and current period. The comparisons presented as constant currency rates reflect comparative local currency sales at the prior year’s foreign exchange rates. We routinely evaluate our third party net sales performance at constant currency so that sales results can be viewed without the impact of foreign currency exchange rates, thereby facilitating a period-to-period comparison of our operational activities, and believe that this presentation also provides useful information to investors for the same reason. The slide “Summary of Revenues by Segment” in the Appendix compares third-party net sales on an actual and constant currency basis for each reportable segment and the geographic regions within the generic segments for the quarters ended March 31, 2015 and March 31, 2014. Also, set forth in the Appendix, Mylan has provided reconciliations of such non-GAAP financial measures with respect to Mylan, to the most directly comparable U.S. GAAP financial measures. Investors and other readers are encouraged to review the related U.S. GAAP financial measures and the reconciliations of the non-GAAP measures to their most directly comparable U.S. GAAP measures, and investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with U.S. GAAP.

NO PROFIT FORECAST / ASSET VALUATIONS

To the extent that the Mylan quarterly results and/or the calendar year 2015 guidance contained or summarized in this document constitute a profit forecast for the purposes of Rule 28 of the Irish Takeover Panel Act, Takeover Rules, 2013, such results and/or guidance will (unless the Irish Takeover Panel consents otherwise) be reported on in accordance with that rule at the appropriate time. Except as described in the previous sentence, no statement in this communication is intended to constitute a profit forecast for any period nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or less than those for the relevant preceding financial periods for Mylan or Perrigo as appropriate. No statement in this communication constitutes an asset valuation.

SYNERGY STATEMENT

There are various material assumptions underlying the statement relating to “$800 million of synergies” (the “Synergy Statement”), which may result in the value in the Synergy Statement being materially greater or less than estimated. The Synergy Statement should therefore be read in conjunction with the key assumptions underlying such estimates which are set out in Mylan’s announcement pursuant to Rule 2.5 of the Irish Takeover Rules on 24 April 2015 (the “2.5 Announcement”).

The Synergy Statement should not be construed as a profit forecast or interpreted to mean that the combined earnings of Mylan and Perrigo in any period following this announcement would necessarily match or be greater than or be less than those of Mylan and/or Perrigo for the relevant preceding financial period or any other period.

The Synergy Statement has been reported on for the purposes of Rule 19.3(b)(ii) of the Irish Takeover Rules by (i) the Irish firm of PricewaterhouseCoopers and (ii) Goldman Sachs International. Copies of their respective reports are included in Appendix IV and Appendix V to the 2.5 Announcement.

SOURCES AND BASES OF INFORMATION

Sources and bases of information contained in this document can be found in the footnotes to the presentation entitled “Mylan’s Q1 2015 Earnings and Offer to Acquire Perrigo - Creating a one of a kind global healthcare company” dated May 5, 2015.

On May 5, 2015, Mylan hosted a conference call and live webcast in conjunction with the release of its financial results for the quarter ended March 31, 2015 and the Perrigo Proposal. Below is a transcript of the presentation.

PARTICIPANTS

Corporate Participants

Kris King – Vice President, Global Investor Relations, Mylan N.V.

Heather M. Bresch – Chief Executive Officer, Mylan N.V.

Rajiv Malik – President, Mylan N.V.

John D. Sheehan – CFO, EVP, Principal Financial & Accounting Officer, Mylan N.V.

Anthony Mauro – President, Mylan North America, Mylan N.V.

Other Participants

Sumant S. Kulkarni – Analyst, Bank of America Merrill Lynch

Gregg Gilbert – Analyst, Deutsche Bank Securities, Inc.

Jason M. Gerberry – Analyst, Leerink Partners LLC

Andrew J. Finkelstein – Analyst, Susquehanna Financial Group LLLP

Jami Rubin – Analyst, Goldman Sachs & Co.

Mike E. Faerm – Analyst, Wells Fargo Securities LLC

Christopher T. Schott – Analyst, JPMorgan Securities LLC

Umer Raffat – Analyst, Evercore ISI

Aaron Gal – Analyst, Sanford C. Bernstein & Co. LLC

David R. Risinger – Analyst, Morgan Stanley & Co. LLC

Louise Chen – Analyst, Guggenheim Securities LLC

Randall S. Stanicky – Analyst, RBC Capital Markets LLC

Marc Goodman – Analyst, UBS Securities LLC

MANAGEMENT DISCUSSION SECTION

Operator: Good day, ladies and gentlemen, and welcome to Mylan N.V.’s First Quarter 2015 Financial Results Conference Call. At this time, all participant lines are in a listen-only mode to reduce background noise, but later, we will be conducting a question-and-answer session and instructions will follow at that time. As a reminder, this conference is being recorded.

I’d now like to introduce the first speaker for today, Kris King. Ma’am, you have the floor.

Kris King, Vice President, Global Investor Relations

Thank you, Andrew. Good afternoon, everyone. Welcome to Mylan’s conference call discussing our first quarter 2015 earnings and our offer to acquire Perrigo Company plc. Joining me for today’s call are Mylan’s Chief Executive Officer, Heather Bresch; President, Rajiv Malik; Executive Vice President and Chief Financial Officer, John Sheehan; and President, North America, Tony Mauro.

During today’s call, we will be making forward-looking statements pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995.

Such forward-looking statements may include, without limitation, statements about the proposed acquisition of Perrigo by Mylan, which I will refer to as the Perrigo Proposal; Mylan’s acquisition, which I will refer to as the Abbott Transaction, of Abbott Laboratories’ non-U.S. developed markets specialty and branded generics business, which I will refer to as the Abbott Business; the benefits and synergies of the Perrigo Proposal or Abbott Transaction; future opportunities for Mylan, Perrigo, or the combined company and products; and any other statements regarding Mylan, Perrigo, or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition and other expectations and targets for future periods.

Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements.

Factors that could cause or contribute to such differences include, but are not limited to, uncertainties related to the Perrigo Proposal and the consummation thereof; the ability to meet expectations regarding the accounting and tax treatments of the Abbott Transaction and the Perrigo Proposal; changes in relevant tax and other laws; the integration of Perrigo and the Abbott business being more difficult, time consuming or costlier than expected; operating costs, customer loss and business disruption being greater than expected following the Perrigo Proposal and the Abbott Transaction; the impact of competition situations where we manufacture, market and/or sell products, notwithstanding unresolved allegations of patent infringement; any regulatory, legal or other impediments to our ability to bring new products to market; those set forth under forward-looking statements in today’s earnings release; and the risk factors set forth in Mylan N.V.’s Form 10-K for the period ended December 31, 2014, as well as our other filings with the SEC.

These risks, as well as those other risks associated with Mylan, Perrigo and the combined company are also more fully discussed in the Registration Statement on Form S-4 and the Proxy Statement we are filing today in connection with the Perrigo Proposal.

We undertake no obligation to update any statements made today, whether as a result of new information, future events or otherwise. Today’s call should be listened to and considered in its entirety and understood to speak only as of today’s date. In addition, we will be referring to certain actual and projected financial metrics of Mylan on an adjusted basis, which are non-GAAP financial measures. These non-GAAP measures are presented in order to supplement your understanding and assessment of our financial performance.

Please refer to today’s earnings release and the slide deck used during today’s call, both of which are available on our website, as they contain detailed reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measure.

I would also like to point out that Mylan’s offer for Perrigo is governed by the Irish Takeover Rules. Under the Irish Takeover Rules, Mylan management is prohibited from discussing any material, new information or significant new opinion which has not been publicly announced. Any person interested in shares in Mylan or Perrigo is encouraged to consult a professional advisor. Before I turn the call over to Heather, let me also remind you that the material in the call, with the exception of the participant questions, is the property of Mylan and cannot be recorded or rebroadcast without Mylan’s express written permission. An archived copy of today’s call will be available on our website and will remain available for a limited time.

With that, I’ll now turn the call over to Heather.

Heather M. Bresch, Chief Executive Officer

Thank you, and thank you for joining us this afternoon. As promised, we’ve been busy since we last spoke to you on our fourth quarter earnings call. Our primary focus today will be on our strong first quarter results and on our legally binding commitment to acquire Perrigo. Mylan fully intends to comply with all requirements of the Irish Takeover Rules that govern this process. As such, we would like to caution investors that we will be limited in our ability to disclose certain forward-looking information.

Further during this call, we will not be discussing board or board-related matters. As such, we will not be speaking to Teva’s unsolicited expression of interest or answering questions on this topic. We believe that our board’s response speaks for itself.

Before I turn the call over to Rajiv and John, who will briefly review our first quarter earnings, I’d like to say hello and thank you to all Mylan employees around the world joining us on the call today, including our new Mylan EPD employees. I would like to thank each and every one of them for their hard work, dedication, and continued focus on execution, all of which helped us to deliver the strong first quarter performance we will be discussing today.

Rajiv Malik, President

Thank you, Heather, and good afternoon, everyone.

As you can see on slide seven, Mylan delivered solid first quarter results, kicking off what we believe will be yet another year of strong financial performance for the company. Sales during the quarter totaled nearly $1.9 billion, a constant currency increase of 15% compared to the same period last year.

Adjusted diluted EPS came in at $0.70, an increase of 6% compared to the first quarter of 2014. As highlighted on this slide, all of our regions within the Generics segment experienced strong constant currency revenue growth, which was a result of new product introductions combined with positive impact, especially in Europe, of the acquisition of the non-U.S. EPD business.

Within our Specialty segment, third-party net sales in the first quarter increased 8% compared to the prior year period as EpiPen® Auto-Injector continued to experience volume growth. In addition, the integration of the recently-acquired EPD business is proceeding smoothly and we already have begun realizing the substantial value we envisioned from this strategic transaction.

Turning to slide eight, we have been very active during the first quarter with respect to execution of our growth drivers. For instance, recruitment for our comparative effectiveness study for generic Advair is nearly complete and we look forward to getting back in front of the FDA in late summer and remain on track for filing our ANDA by year end.

As you are aware, we have established a strategic collaboration with Theravance Biopharma for the development and commercialization of TD-4208, which is expected to be approved as a once-daily nebulized LAMA product for COPD patients. Our technical and clinical teams have been working diligently together and we can now tell you that we expect to initiate our Phase III efficacy trials in the second half of this year.

We also remain on track to launch our two other respiratory programs in Europe this year, generic Seretide MDI and generic Flixotide MDI. Similarly, with respect to our two Phase III studies for Glargine, we have completed recruitment for Type 1 diabetes studies ahead of schedule and we expect to wrap up recruitment for the Type 2 diabetes study in July. We remain on track to commission our commercial manufacturing facility by this summer’s end.

On the biologics front, we continue to progress with our partner Biocon on Trastuzumab global Phase III trial. We are pleased to report that the Phase III trial for Peg-filgrastimis well underway and we also have recently initiated our global Phase III study for Adalimumab.

With regard to our ANDA for generic Copaxone®, as previously stated, we responded to all FDA requests to date. We remain fully confident that we are well-positioned to receive approval for our application. The approval of the Sandoz ANDA demonstrates that FDA is moving forward with approvals of substitutable generic version of this product. We are further encouraged by FDA’s denial of Teva’s eighth citizen petition. The FDA’s response outlines their criteria for approval and Mylan is confident that our ANDA meets each of these criteria.

We also completed the clinical equivalence trial for Estradiol Vaginal Cream as per FDA’s guidance and look forward to the next steps to adding another complex product to our portfolio.

Finally, I would like to echo Heather’s sincere sentiments by thanking our employees for their unwavering dedication to our cause of delivering better health for a better world.

With that, I’ll turn the call over to John.

John D. Sheehan, CFO, EVP, Principal Financial & Accounting Officer

Thank you, Rajiv.

Looking at slide nine, as Rajiv mentioned, our total revenues for the first quarter of 2015 were $1.9 billion, which included one month of results from the Established Products Business we acquired. Sales were unfavorably impacted by approximately $93 million due to the effect of foreign currency translation, primarily reflecting changes in the U.S. dollar as compared to the euro, the yen, and the Australian dollar. However, on a constant currency basis, revenues in our Generics segment increased 15% when compared to the prior year period, an increase that includes revenues of $147 million contributed from the EPD business.

Adjusted gross margin for the first quarter of 2015 was a very strong 53%, up 240 basis points from the same prior year period. Our strong margins were primarily the result of new product introductions in North America combined with the positive contribution from the EPD business.

R&D expense on an adjusted basis was $152 million or approximately 8% of total revenues. As we continue to invest in our key growth drivers during 2015, we expect R&D spending as a percentage of total revenues to be within our guidance range for the full year. At the same time, SG&A also on an adjusted basis was $409 million or approximately 22% of total revenues, which includes the impact of the EPD business combined with our continued investment in the EpiPen® Auto-Injector.

Our first quarter adjusted net income was $309 million or $0.70 per share, a 6% increase from our Q1 2014 adjusted diluted EPS of $0.66 per share. Our adjusted diluted EPS was above our expectations from the beginning of the quarter and was achieved in spite of the significant currency headwinds we encountered.

Turning to our cash flow and liquidity metrics; cash flow from operations on an adjusted basis was $336 million, and first quarter capital spending was $48 million as we continued to invest in our business and growth drivers. At the end of the quarter, our debt to EBITDA leverage ratio was approximately 2.1 to 1. We continue to have ample borrowing capacity, including our recently announced bridge credit agreement for the proposed Perrigo transaction, and we remain committed to our long-term leverage targets which are consistent with investment grade.

To summarize, our first quarter provided an excellent start to 2015 and we remain committed to our 2015 guidance metrics which we communicated during our Q4 2014 earnings call in March. For the second quarter of 2015, we currently anticipate adjusted diluted EPS in the range of $0.86 per share to $0.90 per share, which would be a 28% increase over the prior year quarter, and we remain confident in our calendar year adjusted diluted EPS guidance range of $4 per share to $4.30 per share.

That concludes my remarks, and I’ll turn this call back over to Heather.

Heather M. Bresch, Chief Executive Officer

Thank you, John. Close to a decade ago, we laid out Mylan’s vision and strategy and since pursued them relentlessly and consistently, never doing transactions for transactions’ sake, never doing transactions whose main focus was cost synergies, never doing transactions for the sole purpose of lowering our tax rate.

Instead, we have always focused on doing transactions that complement our strategy, support long-term sustainable growth, allow us to further enhance and leverage what we’ve built and help us move closer to achieving our vision of delivering better health for a better world to seven billion people.

As we have demonstrated, Mylan aggressively pursues such transactions and we have repeatedly stated that we would be using our enhanced financial flexibility to do other large deals. And for those of you who know Mylan well, we do what we say we are going to do. The combination with Perrigo is simply the next important strategic step in our evolution, and builds on our strong platform consistent with our long-standing and clearly articulated vision and strategy. We have long believed the combination of Perrigo and Mylan represents an extraordinary opportunity.

As you have seen through our actions over the past few weeks, we are committed to making this combination a reality. The combination of Mylan and Perrigo demonstrates clear and compelling industrial logic. The potential here is truly transformative, and the transaction would redefine the delivery of global healthcare. A combined Mylan and Perrigo would be ideally positioned at the forefront of the megatrends driving change throughout the healthcare industry, including the growing number of Rx to OTC switches underway.

Together, we could better serve our customers and patients, create more opportunities for our employees and communities, and generate additional value for our shareholders and stakeholders. Mylan and Perrigo are highly complementary businesses and together, we would have unmatched reach and impact. Each company augments the other’s platform to create something that is better, not just bigger, in terms of portfolio and pipeline, commercial footprint, operational leverage across customer channels and manufacturing and supply chain capabilities.

Let me quickly highlight some of the key strategic and financial benefits of the transaction. As a combined company, we will have a meaningful presence across all customer channels and we will have critical mass and leadership across Gx, Rx, and OTC with one of the industry’s broadest and most diversified portfolios.

We will have the opportunity to offer our customers a compelling value proposition through a unique ability to deliver products and services in an environment where scale and reach are increasingly important. We will also have unmatched global scale and immense geographic reach in order to maximize this portfolio across existing and new markets. This scale and reach would improve patient access to affordable, high-quality medicine.

In addition to an enhanced commercial platform, we will have a massive global manufacturing platform and supply chain. This will provide a real critical advantage because it will allow us to deliver the reliability and cost advantages our customers have come to rely on. We are well-positioned to optimize the enhanced platform of the combined company, as well as Mylan’s strong brand equity, to capitalize on trends shaping the healthcare industry and drive future growth and financial performance.

The combined company will be a stronger, larger and more diverse business, with approximately $15.3 billion of pro forma revenues in 2014 and significant free cash flow. Importantly, the transaction is accretive to adjusted EPS on a fully synergized basis. We expect to achieve annual pre-tax operational synergies of at least $800 million fully realizable by year four after closing.

We also expect to maintain our investment grade credit rating. The strong industrial and financial rationale will redefine how we can deliver on our mission to provide the world’s seven billion people access to affordable, high-quality medicine.

Turning to slide 12, you can see that this transaction aligns with our existing growth drivers, enhancing our capabilities in respiratory and complex products, providing access to new geographic markets, while adding an exciting new opportunity in OTC. This broader platform enhances our ability to provide customers with healthcare solutions, not just products.

We have long thought that OTC could be a very important piece of the Mylan story and have carefully evaluated the best way to expand our presence in this area. In fact, the acquisition of the EPD business gave us a foothold in OTC. That platform would complement and enhance Perrigo’s existing global growth plan.

Moving on to slide 13; importantly, our history of doing good and doing well would only be improved by this combination. Our broader product portfolio, significant commitment to R&D and larger cost advantaged manufacturing platform would better position us to serve our patients and customers and further enhance our ability to provide access to medicines and bring new innovations to market. The transaction also would create more opportunities for employees because they would be part of a larger and even stronger organization with significant growth potential. We have a great admiration for Perrigo’s management and workforce, and there would be opportunities for best practice sharing across the combined company.

Mylan has long been considered a partner of choice, given our platform and geographic breadth, and this transaction would only enhance that positioning. The increased scale and significant free cash flows will directly enhance the position of our creditors and suppliers as well. And, as we will outline in more detail now, this transaction has significant potential for shareholder value creation.

You can’t just buy your way to greatness; you have to earn it through execution and performance. Both Mylan’s and Perrigo’s shareholders can have great confidence in the value potential of the combined company, based on our management teams’ proven ability to deliver shareholder value and achieve our goals through strategic organic and inorganic growth initiatives.

As we have outlined here on slide 14, we have carefully pursued transactions in the past that enhance our strategic positioning in the industry and add key capabilities, expanding geographic reach or enhancing operations. For instance, in 2007 we acquired Matrix and began building a horizontally and vertically integrated platform that today would be nearly impossible to replicate. Matrix also gave us a presence in India, which today is home to nearly half of our operations and employees.

We subsequently built upon this transformational transaction, creating a global footprint that we now leverage to deliver high-quality products efficiently and cost effectively around the world. Importantly, Mylan has the right team to execute and integrate this transaction. We have a strong track record of creating value from M&A and exceeding our synergy targets. Our integration of Merck’s generics and specialty business is an excellent example of exceeding our synergy targets in a large, transformative transaction. We delivered acquisition synergies of approximately $500 million from this deal, which was double our original target.

These transactions and continued consistent strong execution on our business have resulted in strong performance and value creation for our shareholders, as you can see on slide 15. The team that delivered this double digit top line and bottom line growth and that integrated these prior deals is the team running this business today. Our performance is best seen through our annualized three-year total shareholder return, which is 50% higher than the S&P 500 Pharma benchmark and more than double the S&P 500 over the same period.

The current Mylan team also would benefit from the experience, expertise and institutional knowledge of core executives from the Perrigo and Omega team, and we have proposed joining the leadership team of the combined company precisely because we have great respect for what they have built.

Rajiv will now review how this combination will enhance our operational and commercial excellence.

Rajiv Malik, President

Thank you, Heather. I also am very excited about the potential of this transaction and the many opportunities that it would create for both Mylan and Perrigo.

On slide 17, you can start to see how we will mean more to our customers as a result of this combination. We’ll have an impressive, diversified, and differentiated product portfolio with an ability to offer all of our customers thousands of marketed products across Gx, Rx, and OTC and across therapeutic categories and dosage forms.

The charts on this slide really spell out how the combination will expand and diversify both businesses’ portfolios, including increasing Mylan’s OTC offering from 2% of revenue to almost 30%. A combined Mylan and Perrigo would have an unmatched ability to serve the front and back of pharmacies and other retail locations. Mylan’s portfolio would be further strengthened by Perrigo’s strong and complementary position in nutritional and animal health products which would allow us to bring even more value to customers around the world.

Turning to slide 18, you can see how the combined company would be well-placed to build and strengthen its existing portfolios by developing and commercializing new products. Both Mylan and Perrigo have robust pipelines in Gx and OTC opportunities.

In the past few years we have really distinguished ourselves from our peers through our ability to secure new approvals. For example, in 2014 we were the leading ANDA filer and we currently have an impressive 269 ANDAs pending with FDA, including 44 first-to-file opportunities. We also have a track record of securing approvals across multiple countries and currently have more than 3,700 global filings pending regulatory approval.

At the same time, Perrigo has an exciting opportunity ahead of its market trends in OTC continue to move favorably in its direction. As Perrigo recently stated, it expects nearly $1 billion in total new product revenues over the next three years.

Mylan’s efficiencies and clear record of success in execution can play an important role in helping ensure that Perrigo captures the potential of these products around the world. In short, the combined company has a clear opportunity to further build its portfolio by bringing hundreds of new products to market every year across therapeutic categories and dosage forms, and drive organic growth well into the future.

Turning to slide 19, Mylan and Perrigo share many values and we have great respect for what Perrigo has accomplished. One common area of focus for our companies is R&D and its ability to unlock future growth drivers as the global healthcare system continues to evolve. At Mylan, we have been talking about the exciting opportunities in biologics, respiratory, and other complex products for some time now, and we are making great progress in many of these areas.

Similarly, Perrigo’s platform will continue to evolve through strategic R&D investment to capitalize on macro trends, especially the powerful and ongoing move from Rx to OTC and the opportunities for branded OTC extensions.

This shared commitment to R&D coupled with a proven ability to secure approvals will continue to drive the growth of the combined company and position it to capitalize on the opportunities of the changing global healthcare industry. On slide 20 you can immediately see that a combined Mylan and Perrigo would have a massive vertically integrated manufacturing platform with 70 production sites around the world.

Moving on to the next slide; this combined platform will have annual capacity of more than 100 billion tablets and capsules, and leveraging capacity across the combined companies’ manufacturing platform will drive growth and our ability to bring products to market, while minimizing the need for near-term investment in additional capacity.

This platform also will be differentiated by both companies’ commitment to and track record of quality and proven ability to manage the entire global supply chain. All of this will give us the flexibility to deliver the quality, reliability and cost advantages that customers have come to rely upon. In addition to our strong presence in oral solids, we’ll have broad capabilities across APIs, injectables, transdermals, semi-solids, ointments, creams and liquids.

Further, we are enhancing these capabilities with additional complex technology capabilities, including respiratory, biologics and insulin. In short, this platform would be a one-of-a-kind asset capable of delivering all of what our customers need today, while supporting future growth.

Slide 22 demonstrates just how strong the combined companies’ consumer-focused platform would be. Together, Mylan and Perrigo would pose a broad portfolio of curable market-leading, consumer-facing products across specialty, branded generics, nutritional and OTC.

Mylan’s strong existing consumer-focused portfolio, which includes leading brands such as EpiPen®, Brufen®, Perforomist®, and Creon®, among others, would be further strengthened by Perrigo’s powerful brands, such as LactacydTM Physiomer® and ParanixTM. This strong portfolio will be supported and further enhanced by Mylan’s consistent investment in its brand equity across customer channels.

Moving to slide 23, you can see what we mean by this combination redefining the delivery of healthcare. With the addition of Perrigo, we would have an unmatched ability to deliver for all of our customers and, ultimately, patients. We would have critical mass across all customer channels and would be able to leverage our operating platform and commercial best practices for customers in every segment, especially the retail and pharmacy space.

We’ll go to market as One Mylan with the ability to meet the critical needs of all our customers and patient groups, and deliver meaningful healthcare solutions. Although, we’ll be optimally positioned to capitalize on macro trends and the industry environment, including evolving distributor and pure dynamics, the need for increased scale and reach and Rx to OTC switches.

Now let’s turn to slide 24 to look at how this impressive portfolio would be leveraged by a broad commercial footprint. The combined company would have a significant commercial presence, covering approximately 145 countries worldwide. This global platform, which Perrigo doesn’t have today, would de-risk Perrigo’s early stage global expansion efforts and create expansion and revenue growth opportunity by introducing Perrigo’s products in these new geographies. Perrigo would also facilitate Mylan’s entry into some new exciting geographies, such as Mexico, Russia and Israel, providing opportunities to introduce Mylan’s broad portfolio in these countries.

Further, the combination would optimize each company’s platform in both North America and Europe. There is significant opportunity to drive additional value in Europe because Mylan could leverage its recently acquired assets from Abbott, and Perrigo’s recent acquisition of Omega to accelerate brand growth in the region. This will create greater opportunities for employees and allow us to better serve patients and customer in the region.

The EPD business complements Mylan’s Generics sales force in Europe because of its deep experience in specialty and branded generics. Through this transaction, Mylan’s platform would be further enhanced by Omega’s OTC sales force. The complementary nature of Mylan and Perrigo platform would create additional growth opportunities through cross-selling and sharing best practices. The opportunities in Europe are especially exciting given the unique dynamics of its pharmacy model.

I will now introduce Tony Mauro, President of North America, to provide you with the details on how this transaction would enhance our presence in our largest market, North America.

Anthony Mauro, President, Mylan North America, Mylan N.V.

Thanks, Rajiv, and good afternoon, everyone.

As Heather and Rajiv clearly laid out, we’re very excited about the opportunity to create a new kind of value for customers and patients in North America through the acquisition of Perrigo; value that can be experienced across every stage of life from a range of acute and chronic conditions in aisles of every pharmacy, as well as behind the counter.

For instance, Mylan accounts for approximately 1 in every 13 prescriptions dispensed in the U.S., showcasing our reach with pharmacists and physicians, while the majority of Perrigo’s product portfolio is consumer-facing. By adding Perrigo’s large OTC and complementary generics portfolio to Mylan’s extensive and existing product offering and commercial organization in North America, we’re looking at a total offering of more than 430 generics and more than 1,900 SKUs in over 400 OTC product families.

In the U.S., Mylan and Perrigo enjoy long-standing relationships with the vast majority of retail pharmacies. Currently, five of Mylan’s top customers account for more than 75% of our Generic business. The continued consolidation of our customer base and remaining existing supply network has created a unique opportunity for Mylan and Perrigo to combine a front store and back store portfolio that would allow our customers to meet patients’ needs in a whole new way.

Enhancing our position as the supplier of choice in North America means providing an agile supply of high-quality products while ensuring the scale and efficiency our customers need to act quickly in today’s ever-evolving marketplace. Finally, strengthening our North American offering will build unmatched brand equity across every point in the patient’s journey, from behind the counter to front store consumer-facing offerings. The combination of Mylan and Perrigo in North America creates a one-of-a-kind opportunity to focus less on individual products or treatment categories and more on providing patient solutions.

Now, let me turn the call back over to Rajiv.

Rajiv Malik, President

Thanks, Tony. On slide 26 you can see that this transaction will generate significant synergies.

As Heather stated earlier, these complementary assets are expected to drive at least $800 million of annual pre-tax operational synergies by the end of year four following completion of the transaction. We have a lot of confidence in our synergy targets. I also know that the Irish Takeover Rules require such estimates be prepared using a sound process and be independently reported on, in our case, by PwC and Goldman Sachs. As we’ve said before, this team has a proven history of meeting the goals it sets for itself and oftentimes exceeding those goals.

Those who know Mylan recognize its history and our synergy goals should be viewed in the context of what our team has been able to accomplish in the past. We believe we can leverage the strengths of both organizations to achieve our targets, while at the same time accelerate the growth of the combined company. Given the scale of our platform, we see significant opportunities for enhanced efficiencies. This also will limit our need for planned expansion. As you will recall, Mylan had previously planned to increase its oral solid capacity to more than 80 billion doses and this gets us beyond our goal.

We also see opportunities to do more with our combined R&D operations, and work more efficiently as we develop products for Gx and OTC markets. Please note that this target of at least $800 million doesn’t take into account the sales growth potential we see from coming together.

Now, let me turn the call over to John again.

John D. Sheehan, CFO, EVP, Principal Financial & Accounting Officer

As you can see on slide 27, the combined company would benefit from a significantly enhanced financial profile which would support continued growth and value creation. Strong profitability would drive substantial cash flow generation and support deleveraging as well as continued investment in new business development and R&D. As a result we expect to maintain our investment grade credit rating after the transaction closes. With the addition of Perrigo we would create an even stronger, larger and more diverse platform with about $15.3 billion of pro forma revenues in 2014.

Importantly, the acquisition of Perrigo would be accretive to adjusted EPS on a fully-synergized basis. Our strong balance sheet would enable the combined company to remain forward looking and able to continue to pursue expansion through business development and acquisitions. Furthermore, there would be significant opportunity for meaningful growth, given the strength of the combined businesses’ rich pipeline of launches and opportunities to mean more to customers across business lines.

Now I’ll turn the call back over to Heather to walk through this compelling transaction.

Heather M. Bresch, Chief Executive Officer

Thanks, John. Now let me discuss the legally-binding commitment we announced on April 29 to make this combination a reality. Under Irish Takeover Rules, Mylan’s Rule 2.5 announcement means we are legally committed to launch the offer and take this attractive proposal directly to Perrigo shareholders, offering them certainty. This offer consists of $75 in cash and 2.3 Mylan shares for each Perrigo share, which, based on Mylan’s closing stock price of $68.36 on April 8, the first day after overwhelming market reaction to our initial proposal, equates to $232.23 per share.

This represents a multiple of approximately 25 times Perrigo’s calendar year 2014 EBITDA pro forma for its recent acquisition of Omega Pharma, which compares favorably to recent transactions in our industry. After close, Perrigo shareholders will own approximately 39% of the combined company, while Mylan shareholders will own approximately 61%.

Turning to slide 30, I’d like to reiterate, importantly for Perrigo shareholders that there is a clear and certain path to completion of the transaction. We are confident that we can close the deal before the end of the year. We have committed financing in place and have already incurred significant, non-refundable, committed financing fees. We have already filed for HSR approval, and made a “hell or high water” commitment with respect to U.S. antitrust clearance, and we’ve also started the pre-notification process with the European Commission.

Furthermore, our offer is not conditional on due diligence. We are in the process of preparing tender offer documentation for Perrigo shareholders, and believe that they will recognize the compelling nature of our offer. Additionally, the process required to secure the Mylan shareholder vote is well underway. The Mylan shareholder meeting is expected to occur early in the third quarter, and we are confident in our ability to secure approval from Mylan shareholders.

Looking at slide 31, it is clear we are not alone in seeing the potential of this combination. Perrigo’s share price was up 18%, and Mylan’s share price was up 15% upon the initial announcement of the transaction on April 8th. These share price spikes have occurred while the broader market has remained relatively stable, underscoring the market’s belief in the logic of this transaction.

Further, as shown on slide 32, analysts and other third parties also quickly recognized the compelling strategic rationale of this combination.

Moving on to the next slide, another way to think about the attractiveness of our offer for Perrigo’s shareholders is to consider EPS. At the midpoint of this guidance range, Perrigo expects to deliver adjusted EPS of $7.75 in 2015. Under Mylan’s offer, Perrigo’s shareholders will get more than $10 in adjusted EPS on a fully-synergized basis, plus $75 per share in cash. Clearly, this adjusted EPS figure is substantially more than Perrigo could achieve on a standalone basis or through pursuing alternative acquisitions. In addition, Perrigo shareholders will continue to benefit from the combined companies’ strong growth platform and future value creation.

Turning to slide 34; I would like now to spend a few minutes addressing the valuation of this offer in a bit more detail. As you know, Perrigo has stated that they value our offer based on Mylan’s closing price as of March 10, 2015. We think this is simply misleading for shareholders. Once our offer was made public on April 8th, the market spoke loud and clear, as we already stated. The closing price on April 8th of $68.36 is the true, unaffected share price with which to calculate the value of our offer.

Prior to April 8th, the volume of shares traded and percent change of our stock price was entirely in line with normal averages, discounting for the secondary offering of Abbott shares. I would also like to note that the implied multiple of this offer is very much in line with previous precedent transactions, regardless of which Mylan share price you use to calculate it. Furthermore, the analyst price targets of a combined Mylan-Perrigo, clearly demonstrate the value creation, with even the low end target of $70 representing a value exceeding $236 per share. Put simply, we believe, and it is clear the market believes, our offer is significantly above the self-serving math that the Perrigo board has been using.

On slide 35, you can see why in summary this proposal is the right choice for Mylan and Perrigo shareholders. This combination offers an attractive cash and stock proposal, the opportunity to participate in the future growth of a stronger combined company, and a clear and certain path to completion. We believe this combination produces values above what Perrigo shareholders can expect on a standalone basis, giving the undeniable financial and strategic logic of this transaction, we still believe engagement is in the best interest of our shareholders and other stakeholders of both companies.

Finally, turning to slide 36; we have said it throughout the call, that those who know Mylan know that we have been clear and unwavering over the last decade about our vision and our strategy for the future. This vision has called for complementary and strategic transactions that enhance our company while at the same time achieving results for our shareholders and all other stakeholders.

We have consistently managed the integration and execution of organic growth drivers to grow our earnings per share on a 27% compounded annual growth rate. This world-class ability to execute gives us the confidence in achieving our target of at least $6 adjusted diluted EPS by 2018. Mylan does not do deals simply for the synergies needed to build a bridge to the next transaction. We are patient and persistent to find the right transactions that deliver on our vision and maintain our track record of steadily increasing shareholder return.

The combination of Mylan and Perrigo is no different. We are excited about the potential for this transaction to create long-term sustainable value for all stakeholders and look forward to advancing through this process rapidly.

Thank you for your time, and I’ll now turn the call over to the operator to begin Q&A.

QUESTION AND ANSWER SECTION

Operator: Thank you. Our first question comes from the line of Sumant Kulkarni from Bank of America Merrill Lynch. Your line is open.

<Q – Sumant Kulkarni – Bank of America Merrill Lynch>: Good evening. Thanks for taking my question. So in the event that the Perrigo transaction goes through, how do you reconcile short-term shareholder value versus long-term shareholder value, given that Perrigo pays a dividend? And then, plan B, if Perrigo does not go through, what’s Mylan’s next step?

<A – Heather Bresch – Mylan N.V.>: Thank you, Sumant. Look, I would say that I think our track record hopefully speaks to the fact that we are constantly executing on both short-term, midterm and long-term, and I believe the combination of what we will be able to deliver together is going to be truly the best for both of our shareholders, both companies, and we’ll deliver, like I said, both short-term, middle-term and long-term. And look, I think back when we were together last quarter and we talked about aggressively pursuing transactions, and that Abbott would be the first of transactions that we were looking at, now this being the second, but you should know, we’re not standing still and we will continue to look at transactions that, again, strategically complement our global platform.

Operator: Thank you. Our next question comes from the line of Gregg Gilbert from Deutsche Bank. Your line is open.

<Q – Gregg Gilbert – Deutsche Bank Securities, Inc.>: Thanks. Related to the Perrigo offer, can you talk to the ROIC metrics based on your proposal? And can you also talk about whether you were a bidder on Omega, given you said that you’ve had some interest in OTC for some time? Thanks.

<A – John Sheehan – Mylan N.V.>: So, Gregg, I’ll take the ROIC one, and early on the call here, we indicated that the Irish Takeover Laws limited the amount of forward information we could provide, and so that’s one that at this time we aren’t going into detail on.

<A – Heather Bresch – Mylan N.V.>: And as far as Omega, Gregg, we have said that you should always assume we’re looking at everything and transactions that makes sense. Obviously, if you go back at the timing, we were in the middle of our Abbott transaction, but believe that the Omega asset is a great one and one that would be very complementary to our now infrastructure throughout Europe.

Operator: Thank you. Our next question comes from the line of Jason Gerberry from Leerink Partners. Your line is open.

<Q – Jason Gerberry – Leerink Partners LLC>: Hi. Good evening. Thanks for taking my question. Just curious if you could talk a little bit about how you went about valuing the Tysabri® pipeline indications for Perrigo? And do you view those as upside to the offer that you’ve put forward? Do you think this is something and that potentially in future bids you might have to implement a CVR structure? Thanks.

<A – Heather Bresch – Mylan N.V.>: Thanks, Jason. Look, what I would say is we took everything into consideration. I think we have a very competitive and compelling offer on the table and we look forward to pursuing the transaction.

Operator: Thank you. Our next question comes from the line of Andrew Finkelstein from Susquehanna. Your line is open.

<Q – Andrew Finkelstein – Susquehanna Financial Group LLLP>: Thanks very much for taking the question. Could you elaborate any more in terms of you talked about not standing still? But you know, as you look at the platform that you would have with Perrigo, what horizons might that open up that aren’t available today? And then just in general as you evaluate deals and given your confidence in a hell or high water condition, how do you think that regulators are looking at reviewing consolidation within the pharmaceutical space, whether it’s a product-by-product overlap or a larger analysis of concentration that would be helpful. Thanks.

<A – Heather Bresch – Mylan N.V.>: Okay. Thank you, Andrew. I think that as we laid out what a Perrigo/Mylan combination will provide is a very unique value proposition across all customer channels and our ability to truly redefine the delivery of how we’ll bring healthcare services to market. And so I think that as a combination, not only would we have the financial flexibility and the scale and size to truly look at continuing to enhance that patient experience. And I think that as we look at our mission statement of providing the world’s seven billion people access to affordable medication, it will just continue to open up the opportunities of other transactions that we can look at to enhance and accelerate delivering on our mission statement.

As far as hell and high water and the FTC is concerned, I believe that as we’ve seen in other areas of the industry that have seen consolidation, if I look at the payer, if I look at just Medco, Express Scripts, I think that took eight months or nine months to get through the FTC. So I think as the FTC looks at very large transactions, they take a lot into consideration. It’s not just about the product overlap, it could also be around the environment or around shortages, around pricing, around just what that would mean for the industry from a leadership position. So I believe that there’s a lot taken into consideration and they take their time to really look at all those factors.

Operator: Thank you. Our next question comes from the line of Jami Rubin from Goldman Sachs. Your line is open.

<Q – Jami Rubin – Goldman Sachs & Co.>: Hi. Thank you. I just was wondering what happened to the European generic business? If I back out the impact from currency and the contribution from the Abbott business, it looks like that business was down 8%. What’s going on there? Is that an impact.

<A – John Sheehan – Mylan N.V.>: No.

<Q – Jami Rubin – Goldman Sachs & Co.>: I’m sorry. Go ahead.

<A – John Sheehan – Mylan N.V.>: No, Jami – so, Jami, our European business, if you will, let’s call it the Mylan legacy or Mylan base business in Europe grew mid-single digits in the first quarter year-over-year. So we can go through – on a constant currency basis. So we can go through the math together. But that business absolutely grew in the first quarter.

<Q – Jami Rubin – Goldman Sachs & Co.>: So, it’s not all of the Abbott business was reported in that line? The Abbott business was – part of that was.

<A – John Sheehan – Mylan N.V.>: So, yeah. The Abbott business – let’s not call it the Abbott business. The Mylan EPD Business is a global business, including in Australia, Japan, Canada and then the European business. Certainly, Europe is the largest, but very nice presence in all those other markets. And business is being reported in each of our geographic regions.

Operator: Thank you. Our next question comes from the line of Michael Faerm from Wells Fargo. Your line is open.

<Q – Mike Faerm – Wells Fargo Securities LLC>: Hi. Thanks for taking the question. I have a general M&A question. While the Perrigo offer is pending, should we expect to see other deal announcements? And if the answer is yes to that, how does the existence of the Perrigo bid impact the strategic and financial characteristics of other deals you might pursue in the meantime? For example, a lower cap on size or different fit considerations or otherwise?

<A – Heather Bresch – Mylan N.V.>: Sure. So, Mike, like I have stressed, we are committed to completing this transaction in a very timely manner. We said that we expected our shareholder vote early in Q3. So you can assume that our focus and attention is on this Perrigo transaction. With that being said, we are constantly looking at BD transactions, product transactions and that will always be a constant. And in addition to all of that, obviously, the macro environment is continuing to evolve around us. And we’ll continue to be part of that. But right now, our full attention and focus is completing this Perrigo transaction.

Operator: Thank you. Our next question comes from the line of Chris Schott from JPMorgan. Your line is open.

<Q – Chris Schott – JPMorgan Securities LLC>: Hi. Great. Thanks very much. I guess my question is with regards to Perrigo is a question of why now right after you’ve completed your own inversion. It sounds like some of the commentary, both from your letter and from Perrigo’s call a few weeks ago, it sounds like you guys had conversations about a year ago which obviously didn’t result in a transaction. If I just could, why does this deal make more sense today than it did a year ago for both parties?

<A – Heather Bresch – Mylan N.V.>: Thanks, Chris. I don’t think it makes more sense today. I think the transaction and this combination has made sense for some time, which is why we’ve had several conversations over the years with Perrigo. I think most recently, if you look at the timing, obviously, there was a lot of other things happening between both of our businesses. Now, you see that we were in the middle of the Abbott transaction and Perrigo was in the middle of the Omega transaction.

So for us, it just became now a matter of after we were able to get the Abbott transaction closed, we said that we were going to be aggressively pursuing transactions that the financial flexibility that the Abbott transaction would afford us, we would be putting immediately to work. And we believe that Perrigo absolutely is that next right transaction to enhance shareholder value creation for both companies.

Operator: Thank you. Our next question comes from the line of Umer Raffat from Evercore ISI. Your line is open.

<Q – Umer Raffat – Evercore ISI>: Thanks for taking my question and thank you for laying out the proposition on the Perrigo deal. So can you quantify for us the accretion – the peak accretion on the Perrigo deal if synergies vastly outperform the initial numbers you put out there? And then also, what’s your confidence in getting a favorable shareholder vote based on your interaction with your shareholders for the Perrigo deal? Thank you.

<A – Heather Bresch – Mylan N.V.>: So, well, first, I think for the synergy part of your question, I think the last slide of the deck nicely lays out what we have tried to underscore in this call, which is transactions for us were not just about synergies or tax rates. It’s truly about being strategic and complementary. And we have truly executed on all the transactions that we’ve done and exceeded any targets that we’ve put out there. So I would say that you should assume that that track record would speak to the transaction as well, and as we’ve mentioned, the Irish Takeover Rules prohibit us from going any deeper at the moment with how that lays out or how it could fold in, but that’s why we tried to stress in the presentation that it’s at least $800 million. And all I can say is I don’t think we would disappoint on what we will deliver with a combined – with this combination.

And what was the second part? Oh, the shareholder vote. So, look, over the coming days and weeks, I can assure you we will be very active with the shareholders, and we believe that the compellingness of this transaction really has been already – the market has already recognized this. And we believe it’s a compelling transaction, and what it’s going to deliver on a going-forward basis are for the Perrigo shareholders, and the Mylan shareholders will absolutely allow us to secure a favorable vote.

Operator: Thank you. Our next questioner comes from the line of Ronny Gal from Bernstein. Your line is open.

<Q – Ronny Gal – Sanford C. Bernstein & Co. LLC>: Hi. Good afternoon and thank you for taking my question. I’ve got a couple. First, John, if you wouldn’t mind breaking out for us the EPD sale by region, just so we can all back out the growth rate for each region.

And second, can you detail for us the process that will take you here to a shareholder vote, both yours and Perrigo assuming that you need to go to their shareholders to get a vote? And can you comment a little bit about the issue of how would you argue this deal to your own shareholders? If I run my numbers, the ROIC and accretion for the first three years or four years is somewhat low. Or if you cannot discuss those numbers or this direction right now at what point would you be in a position to discuss them?

<A – Heather Bresch – Mylan N.V.>: Okay. So I’ll take the second part first and then John can come back on EPD. Look, Ronny, I think as you’ve known us for a while, I can’t stress enough that you – to try to just look simply at metrics on a sheet of paper. This is truly about what – how Mylan is uniquely positioned, Perrigo is uniquely positioned. We think these are two best-in-class assets that as we come together, the value creation that we are looking at is for, like I said, not just near and mid, which we will deliver value, but the sustainable long-term value creation and proposition of truly redefining global healthcare.

And I think that if you looked at our transactions historically, whether I go back to Matrix, which nobody saw the rationale at the time. And to think that what that was able to strategically deliver from a vertical integration and a horizontal and is now, as I’ve said, have half of our operations and employees, really having I think one of the best global supply chains throughout the industry at a very cost effective and efficient model.

When I look at Merck, I don’t need to remind any of those on the phone what that transaction, and what people with those metrics were on a sheet of paper but obviously the commercial reach and scale that that brought us overnight with being able to leverage then the Matrix transaction on the Mylan platform. That’s what has allowed us to grow the 27% CAGR over the last eight years and continue to deliver that. So we see Perrigo no differently. We believe that the combination, what it will allow us to deliver to both shareholders will be substantial and would be better than either organization can do on a standalone basis.

<A – John Sheehan – Mylan N.V.>: Yeah, Ronny, regarding the EPD Business, first of all, just a reminder that the EPD Business is only part of the first quarter results for one month as we didn’t close the transaction until the end of May – end of February, sorry. And when you look at the impact of that one month in North America, the revenues are not really materially – the revenue growth is not materially impacted by the addition of the EPD Business. I indicated in Europe that the base business grew mid-single digits. And in the Rest of World region, which includes the Australian and Japanese operations, the base business and then the EPD Business contributed about equally to the growth.

Operator: Thank you. Our next questioner comes from the line of David Risinger from Morgan Stanley. Your line is open.

<Q – David Risinger – Morgan Stanley & Co. LLC>: Yes. Thanks very much. My question is for John. John, you’ve obviously reported the first quarter and you’ve given second quarter EPS guidance. I think that implies an acceleration in Mylan year-over-year EPS growth in the second half of the year. Could you just provide some more color on that because you’ve also mentioned that you’ve factored in pressure on Mylan – I’m sorry – on EpiPen® in your guidance. So if you could provide some color. And also talk about the tax rate outlook for the rest of the year in light of the 20% tax rate in the first quarter. Thank you.

<A – John Sheehan – Mylan N.V.>: Sure, David, absolutely. So with respect to the second half of the year, I did indicate in our year-end earnings call back on March 2 that the third quarter of the year would be the strongest of the year. I also indicated that the fourth quarter would be stronger than the second quarter. So I think that the year is developing exactly as we had anticipated it would be. There are certainly new product approvals that we anticipate for the second half of the year. We will have the addition of the EPD Business in the second half full – fully consolidated in the second half of the year. And we’re really excited here from the initial performance in the first quarter and into the first month of the second quarter. So I think all of those things will contribute to a very strong second half of the year for our business. And was there a second....

Operator: Thank you.

<A – John Sheehan – Mylan N.V.>: Okay.

Operator: Our next questioner comes from the line of Louise Chen from Guggenheim. Your line is open.

<Q – Louise Chen – Guggenheim Securities LLC>: Hi. Thanks for taking my question. So was just curious if you could comment a little bit more, maybe if you can’t quantify it, just how to think about sales synergies for Perrigo and Mylan, the order of magnitude of those and then the timing of when you might expect to achieve those. Thanks.

<A – Heather Bresch – Mylan N.V.>: So unfortunately, we can’t speak to – as we’ve said, this is forward-looking, but what I will say is that as you can imagine, when you’re able to bring a very holistic view, and as Tony talked about, bringing this value proposition, especially here in the United States, to a very consolidated customer base and payer base that we have today. Having this broad portfolio allows us to think about really the delivery of patient solutions and thinking about front of the store, back of the store and how to uniquely come to market.

So I just would say there’s many opportunities, both throughout U.S. as well as Europe. As we talk about kind of their unique pharmacy model certainly provides for a cross-channel, cross-selling between the physician channel as well as the pharmacy channel. And when you think about now the current Mylan infrastructure in Europe with our Mylan EPD, our retail pharmacy sales force now in combination with the Omega sales force, there would really be a true trifecta of coming to that market across all channels, and really being able to optimize these assets across the globe.

Operator: Thank you. Our next question comes from the line of Randall Stanicky from RBC Capital Markets. Your line is open.

<Q – Randall Stanicky – RBC Capital Markets LLC>: Great. Thanks, guys. Heather, even though we’re talking about year four synergies, I’m assuming that there is a COGS component to that. Can you or did you quantify even directionally how much of a COGS savings opportunity there is? And then can you just help us with the immediately accretive to fully synergized numbers by year four? Should we be thinking that this is accretive in year four and not before or how should we think about that statement? Thanks.

<A – Heather Bresch – Mylan N.V.>: So look, Randall, I think as far as you should assume, I think, as Rajiv had laid out on the synergy side, we absolutely see efficiencies coming from cost of goods. And again, I think when you think about the consolidation of the API between both companies, as well as the manufacturing operations that we definitely consider there to be efficiencies in both of these assets coming together.

As far as fully synergized amount, obviously, as you’re familiar with the Irish Takeover Rules, I think that the best way to think about it is, again, I’m going to go back to our other transactions. It’s really about not doing transactions just based on synergies. It’s really about the complementary and strategic and compelling offering that we’re going to be able to offer to our customers and to patients. So not only are we committed and that’s why we stress the at least $800 million because we believe we’ll continue to deliver as Mylan has done in the past. And like I said, I don’t think we’ll disappoint around this transaction about what we deliver on a short-term, midterm and long-term basis.

Operator: Thank you. And the last question that we have time for today is from the line of Marc Goodman from UBS. Your line is open.

<Q – Marc Goodman – UBS Securities LLC>: I’ll ask a few questions then. First, the EpiPen® looked a little weak. Maybe you can give us a flavor for if there was anything unusual in the quarter. Are we still thinking $1 billion-ish for the year?

Second, there really wasn’t a lot of discussion around the O-U.S. business. Maybe you could talk about some of the key countries. How did France do? How did Italy do? How was the India business versus the Australia business? Just give us a sense of going around the world. And then, John, I was a little bit confused by the way you answered one of the previous questions with respect to how much the Abbott business contributed. So like, for instance, with the Rest of the World I thought you said that the base and then the EPD were both equal as far as the growth. So are you saying that the business went from $370 million to $392 million, so $10 million was Abbott or $10 million was base? I’m a little confused. Thanks.

<A – Heather Bresch – Mylan N.V.>: Well, Marc, thanks for not disappointing. I’m glad someone is interested at least on how the business is running. So as far as EpiPen® is concerned, I think maybe you’re just referring to our year-over-year comparable because there was some unique buy-ins last year that we had called out. So I would look at just what we continue to see as growth in the overall epinephrine auto-injector market. So we’re still very happy to see that market continuing to expand by our efforts around education and awareness and that’s continuing to take our disproportionate share of that. So we’re looking forward and ramping up for a big allergy season. My understanding is because of the extreme cold weather that leads to perhaps even a more robust allergy season. And so, look, EpiPen® is right on track as far as we’re concerned. As far as the Rest of the World goes, I would say, as we commented on, and I’ll let Rajiv fill in.

<A – Rajiv Malik – Mylan N.V.>: Yeah. Every – France, I think has been stronger – very strong in the first quarter. Italy is also again growing and doing very well. Our India business, especially the HIV business coming over there, our emerging market business is firing on all cylinders. So I think all other markets have been doing very well.

<A – John Sheehan – Mylan N.V.>: Yeah. And then lastly, Marc, on your question on Rest of World, what I was trying to say was that Rest of World, as we reported, grew on a constant currency basis by 12% year-over-year and that, that contribution was more or less split evenly between the base Mylan business as well as in the EPD business.

Heather M. Bresch, Chief Executive Officer

Okay. Well, thank you very much. And we look forward to talking to you soon.

Operator: Ladies and gentlemen, thank you again for your participation in today’s conference. This now concludes the program, and you may all disconnect your telephone lines. Everyone, have a great day.